UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
Amendment No. 5

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

The Allied Defense Group, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

019118108
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P. 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus
Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 25, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

CUSIP No. 019118108	13D/A	Page 2 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3688497
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER 141,500 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 141,500 shares (See Item 5)
WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,500 Shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5)
14. TYPE OF REPORTING PERSON PN

CUSIP No. 019118108	13D/A	Page 3 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7. SOLE VOTING POWER 223,635 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 223,635 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,635 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (See Item 5)
14. TYPE OF REPORTING PERSON CO

CUSIP No. 019118108	13D/A	Page 4 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER 222,100 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 222,100 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,100 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (See Item 5)
14. TYPE OF REPORTING PERSON PN

CUSIP No. 019118108	13D/A	Page 5 of Pages 11

1. NAME OF REPORTING PERSON: Nelson Obus S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES	7. SOLE VOTING POWER -0- shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 587,235 shares (See Item 5)
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -0- shares (See Item 5)
WITH	10. SHARED DISPOSITIVE POWER 587,235 shares (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,235 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (See Item 5)
14. TYPE OF REPORTING PERSON IN

CUSIP No. 019118108	13D/A	Page 6 of Pages 11

1. NAME OF REPORTING PERSON: Joshua H. Landes S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES	7. SOLE VOTING POWER -0- shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 587,235 shares (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER -0- shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER 587,235 shares (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,235 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (See Item 5)
14. TYPE OF REPORTING PERSON IN

CUSIP No. 019118108	13D/A	Page 7 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Capital Management LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES	7. SOLE VOTING POWER 363,600 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 363,600 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,600 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (See Item 5)
14. TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 019118108	13D/A	Page 8 of Pages 11

1. NAME OF REPORTING PERSON: Wynnefield Capital, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7. SOLE VOTING POWER 223,635 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 223,635 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,635 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (See Item 5)
14. TYPE OF REPORTING PERSON CO

CUSIP No. 019118108	13D/A	Page 9 of Pages 11

Item 1. Security and Issuer.

This Amendment No. 5 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on November 23, 2005, and as further amended on January 17, 2006, July 24, 2006, December 13, 2006 and December 20, 2006 (the "Schedule 13D") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Nelson Obus (“Mr. Obus”) and Joshua Landes (“Mr. Landes” and, collectively with Partnership, Partnership-I, Fund, WCM, and Mr. Obus, the "Wynnefield Group") with respect to shares of common stock, $0.10 par value (the “Common Stock”), of The Allied Defense Group, Inc., a Delaware corporation with its principal executive offices located at 8000 Towers Crescent Drive, Vienna, VA 22182 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

CUSIP No. 019118108	13D/A	Page 10 of Pages 11

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

On June 25, 2007, the Wynnefield Group entered into a Voting Agreement with the Issuer. The Voting Agreement was entered into in connection with that certain Amended and Restated Securities Purchase Agreement (the “Securities Purchase Agreement”) entered into by the Issuer with holders of the Issuer’s senior subordinated convertible notes (the “Investors”). As a condition to the Investors entering into the Securities Purchase Agreement, the Investors required that the Wynnefield Group enter into the Voting Agreement. Pursuant to the Voting Agreement, the Wynnefield Group has agreed to vote its shares of Common Stock in favor of the Securities Purchase Agreement at any stockholders meeting of the Issuer (or in any written consent), and not to transfer its shares of Common Stock until stockholder approval of the Securities Purchase Agreement has been obtained (except to a transferee that agrees to be bound by the Voting Agreement).

A copy of the Voting Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 2.	Voting Agreement, dated as of June 25, 2007, by and among the issuer, the Wynnefield Group, and the other stockholders listed on the signature pages.

CUSIP No. 019118108	13D/A	Page 11 of Pages 11

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule is true, complete and correct.

Dated: June 29, 2007

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.,
its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually